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                              January 8, 2021

       Adam Townsend
       Chief Financial Officer
       Vizio Holding Corp.
       39 Tesla
       Irvine, California 92618

                                                        Re: Vizio Holding Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 14,
2020
                                                            CIK No. 1835591

       Dear Mr. Townsend:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Submitted December 14, 2020

       General

   1. In cases where you commission third party research for use in connection with the registration statement,
the third party   s consent must be filed as an exhibit to the
                                                        registration statement,
as required by Section 7. Please file the consent of Toluna, Inc.
 Adam Townsend
Vizio Holding Corp.
January 8, 2021
Page 2



       You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Melissa
Raminpour, Accounting Branch Chief at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameAdam Townsend                           Sincerely,
Comapany NameVizio Holding Corp.
                                                          Division of
Corporation Finance
January 8, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName